Exhibit 99.1
Shareholders overwhelmingly endorse split of EnCana into two distinct and independent companies —
Cenovus Energy and EnCana
Calgary, Alberta (November 25, 2009) — Shareholders of EnCana Corporation (TSX, NYSE: ECA) today voted more than 99 percent in favour of the proposed corporate reorganization to split EnCana into two highly focused energy companies: Cenovus Energy Inc., an integrated oil company and EnCana Corporation, a pure play natural gas company. The shareholder vote result significantly exceeded the two-thirds majority of votes required to approve the split.
The Court of Queen’s Bench of Alberta today also approved the transaction, which is by way of a plan of arrangement. Under the terms of the arrangement, common shareholders of EnCana will own one new EnCana common share (which will continue to be represented by existing EnCana common share certificates) and will receive one common share of Cenovus for each EnCana common share held on December 7, 2009, the anticipated distribution record date.
“This is an exciting moment in EnCana’s evolution as a premier North American energy company. We are extremely pleased with the results and we want to thank shareholders for their overwhelming support for our proposal to divide one outstanding company into two highly focused independent companies each with an ability to pursue and achieve even greater success,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
“Today’s EnCana is a truly great success story. As we move forward, EnCana and Cenovus will continue that tradition of building highly focused unconventional energy companies. Both have a strong and growing portfolio of long-life, low-cost, low-risk resource plays — a growing source of future energy supply,” said Brian Ferguson, EnCana’s Chief Financial Officer and designated President & Chief Executive Officer of Cenovus.
Subject to the satisfaction or waiver of the remaining conditions to the arrangement, it is expected the arrangement will become effective on November 30, 2009 and the Cenovus and post-split EnCana shares will begin regular trading on the Toronto Stock Exchange on December 3, 2009 and on the New York Stock Exchange on December 9, 2009 under the symbols CVE and ECA, respectively.
On completion of the transaction, Cenovus Energy Inc. will be focused on the development of EnCana’s Canadian enhanced oil assets and United States refinery interests, underpinned by a well-established natural gas and oil production base in Alberta and Saskatchewan with significant capacity to deliver long-term free cash flow. The Cenovus assets, which encompass EnCana’s Integrated Oil and Canadian Plains divisions, represent about one-third of EnCana’s current production and proved reserves at year-end 2008. EnCana’s other major operating divisions, Canadian Foothills and USA, will form a pure-play natural gas growth company, aimed at growing existing high-potential resource plays in Canada and the U.S. This natural gas company will represent about two-thirds of EnCana’s current production and proved reserves at year-end 2008.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
EnCana Corporation

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana and the proposed arrangement described above in this news release, including management’s assessment of future plans, EnCana has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements.” The forward-looking statements in this news release include, but are not limited to, statements with respect to: the proposed arrangement and expected future attributes and success of each of EnCana and Cenovus following such transaction; the anticipated distribution record date for the new EnCana common shares and Cenovus common shares; the expected completion date of the arrangement and the expected dates when Cenovus and post-split EnCana common shares will begin trading for regular settlement on the TSX and NYSE.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: risks associated with the ability to obtain any necessary approvals, waivers, consents and other requirements necessary or desirable to permit or facilitate the proposed arrangement; the risk that any applicable conditions of the proposed transaction may not be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to the company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability to successfully manage and operate the integrated North American oil business with ConocoPhillips; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of EnCana and Cenovus; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com.
EnCana Corporation

FOR FURTHER INFORMATION:

EnCana Corporate Communications
Investor contact:	Media contact:
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie	Rhona DelFrari
Manager, Investor Relations	Advisor, Media Relations
(403) 645-2007	(403) 645-4740
Susan Grey
Manager, Investor Relations
(403) 645-4751
EnCana Corporation

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